EXHIBIT 99.1

FOR IMMEDIATE RELEASE

uniQure Appoints Matthew Kapusta as Chief Financial Officer

— Company Announces Changes in Supervisory Board and US-based Leadership —

Amsterdam, the Netherlands, January 9, 2015 — uniQure N.V. (Nasdaq: QURE), a leader in human gene therapy, today announced that Matthew Kapusta has joined uniQure’s management team as Chief Financial Officer effective January 1, 2015. Mr. Kapusta brings to the Company nearly 20 years of life science industry experience from investment banking and finance, as well as corporate development positions. In addition, uniQure announced the following changes to its Supervisory Board: François Meyer, a member of the Supervisory Boards of uniQure and its predecessor company AMT since 2010, and Sander Slootweg, Managing Partner of Forbion Capital Partners and Supervisory Board Member from 2006 to 2008 and again starting in 2012, will step down from the Supervisory Board. Philip Astley-Sparke, who has overseen uniQure’s U.S. operations over the past two years, will be nominated for appointment to the Supervisory Board and will pass his operational responsibilities to Mr. Kapusta, who will be based in uniQure’s Massachusetts manufacturing facility. Additionally, Prof. Hugo Katus, who is recognized as one of the leading heart surgeons and clinicians worldwide, has agreed to be nominated for appointment to the Supervisory Board. These changes are intended to add relevant breadth of experience and independence to the uniQure Supervisory Board.

“As a former life sciences investment banker, Matthew has led many financial transactions and he has acquired a tremendous amount of experience as an executive in life science companies,” said Jörn Aldag, CEO of uniQure. “We are extremely grateful to François and Sander for their valued contributions to transitioning uniQure into a publicly listed company. Likewise, we thank Philip, who joined uniQure’s leadership team in 2013 to establish our US presence, including the completion of our advanced gene therapy manufacturing facility, for his immense commitment and dedication. We are delighted to have his input as a Supervisory Board member in the future. Prof. Hugo Katus will add vast experience as a cardiovascular expert and clinician.”

Mr. Kapusta joins uniQure from AngioDynamics (Nasdaq: ANGO), where he was Senior Vice President responsible for corporate development, strategic planning and national accounts. Prior to this, he served as Vice President, Finance, for Smith & Nephew Orthopaedics (FRA: NPW1). He has held several positions in the investment banking and equity space, including his role as Managing Director, Healthcare Investment Banking at Collins Stewart, and leadership positions at Wells Fargo Securities and Robertson Stephens. Mr. Kapusta holds a Master of Business Administration from New York University and an undergraduate degree in business from University of Michigan and earned his Certified Public Accountant license in 1996.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD. www.uniQure.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates, the risk of delay or failure to successfully commercialize or obtain further regulatory approval of

Glybera, and the risk that our collaborations with Chiesi or our other collaboration partners will not continue or will not be successful. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s Form 20-F filed with the Securities and Exchange Commission dated April 25, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 240 6000

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com